UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-38208

Metalpha Technology Holding Limited

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai,

Hong Kong, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Metalpha Announces Notification of Delinquency from The Nasdaq Stock Market LLC

On April 8, 2024, Metalpha Technology Holding Limited (the “Company” or “Metalpha”) received a notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not currently in compliance with Nasdaq’s Listing Rules (the “Listing Rule”) due to the Company’s failure to file an interim balance sheet and income statement as of and for the six months ended September 30, 2023 on Form 6-K with the Securities and Exchange Commission. Pursuant to Listing Rule 5250(c)(2), the Company was required to file such Form 6-K no later than six months following the end of the quarter ended September 30, 2023, or March 31, 2024. The Company has not yet filed the required Form 6-K.

The Company issued a press release relating to the foregoing, which is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, Metalpha Announces Notification of Delinquency from The Nasdaq Stock Market LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalpha Technology Holding Limited

By:	/s/ Limin Liu
Name:	Limin Liu
Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: April 10, 2024

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